# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM 8-K/A

## CURRENT REPORT

## PURSUANT TO SECTION 13 OR 15(d)
### of the
## SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: December 16, 2004

## STARSOFT, INC.
(Exact name of registrant as specified in its charter)

## NEVADA
(State or other jurisdiction of incorporation or organization)

| 000-50546 | 86-0914052 |
|---|---|
| (Commission File Number) | (IRS Employer Identification Number) |

Anthony Lee, President and Chief Executive Officer
3665 Ruffian Road, Suite 225, San Diego, California 92123
(Address of principal executive offices)

(778) 889-8014
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**ITEM 2.01     Completion of Acquisition or Disposition of Assets**

On December 16, 2004, Starsoft ("Company") concluded a Share Purchase Agreement ("Agreement") with Eastway Global Investment Limited ("Eastway"), Fujian Yuxin Equipment Co., Ltd. ("Yuxin"), Hendrik Tjandra and David Tjahjadi in connection with the Company's acquisition of Eastway and its wholly owned subsidiary Yuxin, an equipment manufacturer located in Fujian, China.

Yuxin is primarily engaged in the manufacture and sale of atmospheric water purifying and drinking machines. Yuxin also manufactures and sells electronic voltage stabilizers, audio equipment and related components, air conditioners (exclusive of compressors), and other home appliances, water meters, valves, energy saving bulbs and other lighting equipment.

Under the Agreement the Company must pay to Hendrik Tjandra, the sole shareholder of Eastway, an aggregate of $3,500,000 over staggered dates to be satisfied in full by August 31, 2005 and 12,720,000 common shares of the Company's stock with an earn out bonus to be paid in additional shares of the Company's common stock, in equal parts, to Hendrik Tjandra and David Tjahjadi within 30 days of the Company's first publication of audited gross revenues in excess of $15,000,000 , the payment of which will cause Hendrik Tjandra and David Tjahjadi to hold, on the date of issuance, an aggregate number of shares equal to 51% of the Company's issued and outstanding common stock. The Company paid $300,000 against the cash purchase price of $3,500,000 at closing and authorized the issuance of 12,720,000 common shares to Mr. Tjandra.

The Company intends to change its name to "Hendrx Corp." to reflect its new business focus as soon as is practicable pursuant to State of Nevada statutes and the Securities and Exchange Commission's rules and regulations.

**Item 9.01     Financial Statements and Exhibits**

Audited financial statements along with an interim period for Yuxin and pro forma financial statements for the Company are hereby filed by amendment to this Form 8K within the time permitted by the rule.

The following exhibits are included:

| EXHIBIT NO. | PAGE NO. | DESCRIPTION |
|---|---|---|
| 10(i) | * | Share Purchase Agreement dated December 16, 2004 between the Company and Eastway Global Investment Limited, Fujian Yuxin Equipment Co., Ltd., Hendrik Tjandra and David Tjahjadi (incorporated by reference to the Form 8K filed with the Commission on December 20, 2004). |
| 99 (i) | 4 | Yuxin audited financial statements for the years ended December 31, 2003 and December 31, 2002. |
| 99(ii) | 27 | Pro forma financial statements consolidating the Company with Yuxin for the eleven month period ended November 30, 2004. |

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**Starsoft, Inc.**

**Signature**                                                        **Date**


By: /s/ Anthony Lee                                        February 24, 2005
Name:  Anthony Lee
Title:    President and Chief Executive Officer

**EXHIBIT 99(i)**

# Fujian Yuxin Electronic Equipment Co., Ltd.

Audited Financial Statements

Year Ended December 31, 2003 and December 31, 2002

**Contents:**

# MOEN AND COMPANY
## CHARTERED ACCOUNTANTS

**Member:**
Canadian Institute of Chartered Accountants
Institute of Chartered Accountants of British Columbia
Institute of Management Accountants (USA) (From 1965)

**Registered with:**
Public Company Accounting Oversight Board (USA) (PCAOB)
Canadian Public Accountability Board (CPAB)
Canada - British Columbia Public Practice Licence

**Securities Commission Building**
**PO Box 10129, Pacific Centre**
**Suite 1400 – 701 West Georgia Street**
**Vancouver, British Columbia**
**Canada V7Y 1C6**

**Telephone: (604) 662-8899**
**Fax: (604) 662-8809**
**Email: moenca@telus.net**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
FujianYuxin Electronic Equipment Co., Ltd.

We have audited the accompanying balance sheets of FujianYuxin Electronic Equipment Co., Ltd. as of December 31, 2003 and December 31, 2002, and the related statements of operations, retained earnings, cash flows and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FujianYuxin Electronic Equipment Co., Ltd. as of December 31, 2003 and December 31, 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

**"Moen and Company"**
**("Signed")**

Vancouver, British Columbia, Canada

December 2, 2004

*"Independent Accountants and Auditors"*

# FUJIAN YUXIN ELECTRONIC EQUIPMENT CO., LTD.
## Balance Sheets
### At December 31, 2003 and 2002
### (Expressed in US Dollars)

|  | 2003 | 2002 |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| Cash and cash equivalents (Note 2) | $ 808,236 | $ 110,697 |
| Accounts receivable (Note 3) | 1,052,066 | 685,743 |
| Inventories (Note 4) | 1,465,743 | 1,736,873 |
| Taxes refundable (Note 15) | 361,244 | 417,108 |
| Prepaid expenses and deposits | - | 122,221 |
| **Total Current Assets** | 3,687,289 | 3,072,642 |
| **Capital assets (Note 6)** | 4,279,987 | 3,997,892 |
| **Intangible assets (Note 5)** | 3,236,473 | 1,243,664 |
| **Total assets** | $ 11,203,749 | $ 8,314,198 |
| **Liabilities and Stockholders' Equity** | | |
| **Current Liabilities** | | |
| Accounts payable and accrued liabilities (Note 7) | $ 844,007 | $ 1,117,924 |
| Short term loans (Note 9) | 2,948,223 | 2,885,203 |
| Due to related parties (Note 8) | - | 168,422 |
| **Total Current Liabilities** | 3,792,230 | 4,171,549 |
| **Stockholders' Equity** | | |
| Capital stock (Note 14) | 3,600,000 | 2,549,684 |
| Additional paid in capital | 1,033,175 | - |
| Retained earnings | 2,778,344 | 1,592,965 |
| **Total stockholders' equity** | 7,411,519 | 4,142,649 |
| **Total liabilities and stockholders' equity** | $ 11,203,749 | $ 8,314,198 |

# FUJIAN YUXIN ELECTRONIC EQUIPMENT CO., LTD.

## Statements of Income

### For the Years Ended December 31, 2003 and 2002
### (Expressed in US Dollars)

|  | 2003 | 2002 |
|---|---|---|
| Revenue | $ 8,729,315 | $ 5,082,690 |
| Cost of goods sold | 5,842,108 | 4,077,090 |
| Gross profit | 2,887,207 | 1,005,600 |
| Gross profit percentage | 33.07% | 19.78% |
| Selling expenses | 165,629 | 144,661 |
| **General and administrative expenses** | | |
| Amortization | 75,122 | - |
| Automobile expenses | 4,716 | 5,018 |
| Bad debts | - | 25,526 |
| Bank charges and interest | 163,131 | 147,036 |
| Depreciation | 12,791 | - |
| Foreign exchange | 15,174 | 148 |
| Office | 60,405 | 29,461 |
| Repairs and maintainance | 1,335 | 442 |
| Research and development | 2,240 | 2,702 |
| Salaries and wages | 33,266 | 53,694 |
| Property and other taxes | 37,781 | 43,310 |
| Travel | 6,539 | 8,189 |
| Total general and administrative expenses | 412,500 | 315,526 |
| Total selling and general administrative expenses | 578,129 | 460,187 |
| Loss on discontinued operations (Note 12) | 131,536 | 340,270 |
| Total expenses | 709,665 | 800,457 |
| Gain on extinguishment of debt | 168,422 | - |
| Profit before income taxes | 2,345,964 | 205,143 |
| Income taxes | 360,546 | 53,092 |
| Net profit for the year | $ 1,985,418 | $ 152,051 |

# FUJIAN YUXIN ELECTRONIC EQUIPMENT CO., LTD.
## Statements of Retained Earnings
### For the Years Ended December 31, 2003 and 2002
### (Expressed in US Dollars)

|  |  | 2003 |  | 2002 |
|---|---|---|---|---|
| **Retained earnings,** |  |  |  |  |
| beginning of the year | $ | 1,592,965 | $ | 1,440,914 |
| **Net profit for the year** |  | 1,985,418 |  | 152,051 |
|  |  | 3,578,383 |  | 1,592,965 |
| **Dividends paid** |  | (800,039) |  | - |
| **Retained earnings, end of the year (Note 17(a))** | $ | **2,778,344** | $ | **1,592,965** |

# FUJIAN YUXIN ELECTRONIC EQUIPMENT CO., LTD.
## Statements of Cash Flows
### For the Years Ended December 31, 2003 and 2002
### (Expressed in US Dollars)

|  |  | 2003 |  | 2002 |
|---|---|---|---|---|
| **Cash derived from (used for)** |  |  |  |  |
| **Operating activities** |  |  |  |  |
| Net profit for the year | $ | 1,985,418 | $ | 152,051 |
| Items not requiring use of cash |  |  |  |  |
| Depreciation |  | 106,318 |  | 105,114 |
| Amortization |  | 75,122 |  | 29,258 |
|  |  | 2,166,858 |  | 286,423 |
| Changes in non-cash working capital items |  |  |  |  |
| Accounts receivable |  | (366,323) |  | 152,847 |
| Prepaid expenses and deposits |  | 122,221 |  | 158,143 |
| Inventories |  | 271,130 |  | 281,229 |
| Accounts payable and accrued liabilities |  | (273,917) |  | 697,122 |
| Income taxes refundable |  | 55,864 |  | (255,188) |
| **Total funds from operating activities** |  | 1,975,833 |  | 1,320,576 |
| **Financing activities** |  |  |  |  |
| Short term loans |  | 63,020 |  | 72,392 |
| Dividends paid |  | (800,039) |  | - |
| Due to related parties |  | (168,422) |  | - |
| Share capital |  | 15,561 |  | - |
| **Total funds from financing activities** |  | (889,880) |  | 72,392 |
| **Investing activities** |  |  |  |  |
| Capital assets |  | (388,414) |  | (1,455,420) |
| **Total funds used for investing activities** |  | (388,414) |  | (1,455,420) |
| **Cash and cash equivalents, increase (decrease) during the year** |  | 697,539 |  | (62,452) |
| **Cash and cash equivalents, beginning of the year** |  | 110,697 |  | 173,149 |
| **Cash and cash equivalents, end of the year** | $ | 808,236 | $ | 110,697 |
| **Supplementary cash flow information** |  |  |  |  |
| Non cash flow items |  |  |  |  |
| Patents received by company from shareholder |  |  |  |  |
| for share capital and additional paid in capital | $ | 2,067,931 | $ | - |
| Income taxes paid |  | 360,546 |  | - |
| Interest paid |  | 163,131 |  | 147,036 |

# FUJIAN YUXIN ELECTRONIC EQUIPMENT CO., LTD.
## Statement of Changes in Stockholders' Equity
### For the Years Ended December 31, 2003
### (Expressed in US Dollars)

| | Paid in Capital | Additional Paid-in Capital | Total Capital Stock | Retained Earnings | Total Shareholders' Equity |
|---|---|---|---|---|---|
| Balance at December 31, 2001 | | | | | |
| Issuance for cash | $2,549,684 | | $2,549,684 | 1,440,914 | $3,990,598 |
| Net income for the year ended December 31, 2002 | | | | 152,051 | 152,051 |
| Balance at December 31, 2002 | 2,549,684 | | 2,549,684 | 1,592,965 | 4,142,649 |
| July 30, 2003 | | | | | |
| Patents transferred in | 1,034,755 | 1,033,175 | 2,067,930 | | 2,067,930 |
| Net income for the year ended December 31, 2003 | | | | 1,985,418 | 1,985,418 |
| Foreign currency adjustment | 15,561 | | 15,561 | | 15,561 |
| Dividends paid during 2003 | | | | (800,039) | (800,039) |
| Balance at December 31, 2003 | $3,600,000 | $1,033,175 | $4,633,175 | $2,778,344 | $7,411,519 |

# FUJIAN YUXIN ELECTRONIC EQUIPMENT CO., LTD.
### Notes to Financial Statements
### December 31, 2003
(Expressed in US Dollars)

## Note 1      *ORGANIZATION AND NATURE OF BUSINESS*

Fujian Yuxin Electronic Equipment Co., Ltd. ("The Company") was incorporated under the laws of People's Republic of China on February 18, 1993.

The principal business of the Company is to manufacture and distribute water dispenser systems, air conditioners and energy-saving bulbs.  The main effort of the Company is to specialize in the manufacture and distribute water dispenser systems.  The Company owns the patents of atmospheric water generators internationally.  Its head office and plant facilities are located in Ron Qiao Economic Development Zone, Fuqing City, Fujian Province, P.R. China.

The Company discontinued the manufacture of color TV sets and VCD records in 2002 and 2003, resulting in losses on discontinued operations in 2002 of $340,270 and in 2003 of $131,536.

## Note 2.      *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

### Basis of presentation

These financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States ("USGAAP").

### Use of estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

### Concentration of credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents that are not collateralized and accounts receivable that are unsecured.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions.

# FUJIAN YUXIN ELECTRONIC EQUIPMENT CO., LTD.
### Notes to Financial Statements
### December 31, 2003
### (Expressed in US Dollars)

## Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

### Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with the maturity at the date of purchase of three months or less.

### Selling and administrative expenses

These expenses are recorded as incurred.

### Inventories

Inventories consist of the manufacture of finished goods, raw materials used in production and work-in-process, and are stated at the weighted average method, on a first-in, first-out basis.

### Income taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements.  Deferred tax assets and liabilities are included in the financial statement at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes.  As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

## Note 2.  *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)*

**Stock based compensation**

SFAS No. 123, "Accounting for stock-based compensation" permits the use of either a "fair value based method" or the "intrinsic value method" defined in Accounting Principles Board Opinion 25, "Accounting for stock issued to employees" (APB 25) to account for employee stock-based compensation arrangements.

The Company accounts for employee stock based compensation using the intrinsic value method prescribed in APB 25 and related interpretations.  Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the common stock.  Non-employee stock based compensation is accounted for using the fair value method in accordance with SFAS No. 123 – "Accounting for Stock Based Compensation".

No disclosures relating to stock based compensation have been included with the accompanying financial statements, as no stock options have been granted to directors and employees.

**Compensated absences**

Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors.  It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements.  The corporation's policy is to recognize the costs of compensated absences when paid to employees.

**Net profit per share**

As the Company is presently a nonpublic company, and therefore pursuant to US GAAP financial statements disclosures, it is not required to present earnings per share.

**(Expressed in US Dollars)**

## *Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)*

### Disclosure about fair value of financial instruments

As defined in FASB 107, the company estimates whether the fair value of all financial instruments differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet, which need to be disclosed. The estimated fair values of amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

### Long-lived assets

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Accordingly, fixed assets no longer in use as a result of discontinued operations resulted in a charge to operations for the year ended December 31, 2003 of $42,295 (see note 12, below)

### Capital assets and depreciation

Capital assets are recorded at cost. Depreciation is provided on the straight line method based on the following estimated useful life, with a 10% residual value:

| | |
|---|---|
| Buildings | 20 years |
| Manufacturing machinery and equipment | 10 years |
| Transportation equipment | 10 years |
| Electronic equipment | 5 years |
| Office equipment | 5 years |

### Intangible assets and amortization

Land use right

The Company entered into an agreement on May 15, 1995 for land use rights with Fujian Fuqing Land Management Bureau for 50 years, and recorded at the appraisal value and amortized over 50 years.

# FUJIAN YUXIN ELECTRONIC EQUIPMENT CO., LTD.
## Notes to Financial Statements
### December 31, 2003
### (Expressed in US Dollars)

## Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

### Patents

The Company owns patents of atmospheric water generation ("AWG").  These patents were registered in the United States under the numbers 5,106,512, 5,149,466, 5,203,989 and 5,366,705 and registered in the People's Republic of China under the number P200304823.

The patents were recorded at the appraisal value and amortized over 15 years.

### Recognition criteria

Gains are recognized when realized. Expenses and losses are recognized when an expenditure or previously recognized asset does not have future economic benefit. Expenses that are not linked with specific revenues are related to a period on the basis of transactions or events occurring in that period or by allocation to the periods to which they apply. The cost of assets that benefit more than one period is normally allocated over the periods benefited.

### Revenue recognition

The Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements, in December 1999.  The SAB summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements.  During the current year, the Company performed a review of its revenue recognition policies and determined that it is in compliance with SAB 101.

Revenue is recognized when the customers take title and assumes the rewards of ownership.  Revenue is recorded at the time of shipment from the manufacturing plant, as all products are sold on an F.O.B. basis at plant.

### Research and development

Research and development costs, which include the cost of materials and services consumed and salaries and wages of personnel directly engaged in research and development, are expensed as incurred.

**FUJIAN YUXIN ELECTRONIC EQUIPMENT CO., LTD.**
**Notes to Financial Statements**
**December 31, 2003**
**(Expressed in US Dollars)**

## Note 2. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)*

**Financial instruments**

The company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, short term loans, income taxes payable and due to related parties. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

**Foreign currency translation**

The reporting currency of the Company is the United States Dollar. The accounts of other currencies are translated into US Dollars on the following basis:

Monetary assets and liabilities are translated at the current rate of exchange. The weighted average exchange rate for the period is used to translate revenue, expenses, and gains or losses from the functional currency to the reporting currency.The gain or loss on the of foreign currency financial statements is reported as a separate component of stockholders' equity and not recognized in net income. Gains or losses on remeasurement from the recording currency are recognized in current net income. Gains or losses from foreign currency transactions are recognized in current net income. Fixed assets are measured at historical exchange rates that existed at the time of the transaction.

Depreciation is measured at historical exchange rates that existed at the time the underlying related asset was acquired.

The effect of exchange rate changes on cash balances is reported in the statement of cash flows as a separate part of the reconciliation of change in cash and cash equivalents during the period.

**Segmented information**

The Company's identifiable assets are all located in China. Revenue on a geographical basis is disclosed in note 11, below.

# FUJIAN YUXIN ELECTRONIC EQUIPMENT CO., LTD.
**Notes to Financial Statements**
**December 31, 2003**
**(Expressed in US Dollars)**

## *Note 3. ACCOUNTS RECEIVABLE*

|  | December 31, | |
|---|---|---|
|  | **2003** | **2002** |
| Accounts receivable - trade | $ 683,530 | $ 334,255 |
| Accounts receivable - other | 368,536 | 351,488 |
| Total | $ 1,052,066 | $ 685,743 |

Ageing of accounts receivable – trade, for the year ended December 31, 2003 is as follows:

|  | **%** | **$** |
|---|---|---|
| Number of days outstanding |  |  |
| 0 - 30 days | 56% | $ 385,544 |
| 31 - 90 days | 10% | 66,862 |
| Over 90 days * | 34% | 231,124 |
|  | 100% | 683,530 |

*These accounts receivable have subsequently all collected in full, and therefore no bad debt write off or allowance is required.

Bad debts are determined on a direct write off basis. Bad debts written off for the fiscal year ended December 31, 2003 total $89,241 which apply to discontinued operations (see note 12, below).

(Expressed in US Dollars)

## *Note 4. INVENTORIES*

Inventories are stated at the weighted average method on a first-in first-out basis. Details of inventories as at December 31, 2003 and 2002, are as follows:

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Finished goods | $ 479,906 | $ 703,556 |
| Raw materials | 418,550 | 727,769 |
| Work-in-process | 567,287 | 305,548 |
| Total | $ 1,465,743 | $ 1,736,873 |

## *Note 5. INTANGIBLE ASSETS AND ACCUMULATED AMORTIZATION*

| December 31, 2003 | Cost | Accumulated Amortization | Net Book Value |
|---|---|---|---|
| Land use rights | $ 1,560,931 | $ 346,435 | $ 1,214,496 |
| Patents | 2,067,931 | 45,954 | 2,021,977 |
| Total | $ 3,628,862 | $ 392,389 | $ 3,236,473 |

| December 31, 2002 | Cost | Accumulated Amortization | Net Book Value |
|---|---|---|---|
| Land use rights | $ 1,560,931 | $ 317,267 | $ 1,243,664 |
| Total | $ 1,560,931 | $ 317,267 | $ 1,243,664 |

# FUJIAN YUXIN ELECTRONIC EQUIPMENT CO., LTD.
**Notes to Financial Statements**
**December 31, 2003**
**(Expressed in US Dollars)**

## Note 6. CAPITAL ASSETS AND ACCUMULATED DEPRECIATION

| December 31, 2003 | Cost | Accumulated Depreciation | Net Book Value |
|---|---|---|---|
| Buildings | $ 2,210,148 | $ 345,056 | $ 1,865,092 |
| Manufacturing machinery and equipment | 2,415,114 | 256,995 | 2,158,119 |
| Transportation equipment | 245,041 | 52,825 | 192,216 |
| Electronic equipment | 75,893 | 39,252 | 36,641 |
| Office equipment | 61,660 | 33,741 | 27,919 |
| Total | $ 5,007,856 | $ 727,869 | $ 4,279,987 |

| December 31, 2002 | Cost | Accumulated Depreciation | Net Book Value |
|---|---|---|---|
| Buildings | $ 2,209,989 | $ 355,408 | $ 1,854,581 |
| Manufacturing machinery and equipment | 2,067,186 | 179,146 | 1,888,040 |
| Transportation equipment | 245,023 | 53,580 | 191,443 |
| Electronic equipment | 75,645 | 38,694 | 36,951 |
| Office equipment | 60,935 | 34,058 | 26,877 |
| Total | $ 4,658,778 | $ 660,886 | $ 3,997,892 |

## Note 7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

| | December 31, | |
|---|---|---|
| | 2003 | 2002 |
| Accounts payable - trade | $ 540,007 | 842,819 |
| Accrued liabilities | 9,267 | 1,264 |
| Wages and benefits payable | 19,726 | 26,372 |
| Other payables | 275,007 | 247,469 |
| Total | $ 844,007 | $ 1,117,924 |

# FUJIAN YUXIN ELECTRONIC EQUIPMENT CO., LTD.
### Notes to Financial Statements
### December 31, 2003
### (Expressed in US Dollars)

## Note 8. RELATED PARTY TRANSACTIONS

(a) During the years ended December 31, 2003 and 2002, sales to related parties are as follows:

| Related Parties | Year Ended December 31, 2003 | 2002 |
|---|---|---|
| **Controlled by the same group of shareholders as those of the Company** | | |
| PT. Galaksi Perkasa | $ 1,650,261 | 916,624 |
| Fuzhou Sales Department | 86,873 | 915 |
| Quanzhou Sales Department | 1,020 | - |
| Total | $ 1,738,154 | $ 917,539 |

(b) During the years ended December 31, 2003 and 2002, purchases from related parties are as follows:

| Related Parties | Year Ended December 31, 2003 | 2002 |
|---|---|---|
| Fuqing Huanyu plastic products Co., Ltd. | $ 283,043 | 174,720 |
| controlled by sister of Mr. Hendrik Tjandra | | |
| Tiansheng Oils Fats Industries Ltd. | 1,501 | - |
| Controlled by brother of Mr. Hendrik Tjandra | | |
| Fuqing Yongxia Color Printing Factory | 16,940 | 6,050 |
| controlled by sister of Mr. Hendrik Tjandra | | |
| Total | $ 301,484 | $ 180,770 |

(c) As at December 31, 2003, no amount due to related parties, (December 31, 2002 - $168,422 due to PT. Galaksi Perkasa, a company controlled by the same directors as the directors of the Company, this amount was contributed to the Company in 2003, see (e), below)).

**(Expressed in US Dollars)**

## *Note 8. RELATED PARTY TRANSACTIONS (Cont'd)*

(d) During the year ended December 31, 2003, Mr. Hendrik Tjandra transferred his patents (water dispenser system) into the Company valued at $2,067931, $1,034,755 of which was for the issuance as share capital and $1,033,176 as additional paid in capital.

(e) During the year ended December 31, 2003, PT. Galaksi Perkasa contributed debt owed by the Company of $168,422 to the Company, this amount is recorded as a separate item in the income statement pursuant to FAS 145.

## *Note 9. SHORT TERM LOANS/GUARANTEES*

Short term loans are borrowing from banks. The terms of these short term loans are summarized as follows:

| | Interest Rate (Per Annum) | December 31, 2003 | December 31, 2002 |
|---|---|---|---|
| Agricultural Bank of China, Fuqing Branch | 4.8%-6.1065% | $ 2,089,106 | $ 2,401,229 |
| Fujian Industry Bank, Fuqing Branch | 6.55%-7.605% | 859,117 | 483,974 |
| Total | | $ 2,948,223 | $ 2,885,203 |

These short term loans are secured by the Company's assets and guaranteed by a related company, Fujian Tianyu Steel Products Co., Ltd.

The Company also provides a cross guarantee of bank loans of related companies in the amount of $5,082,100 at December 31, 2003.

## *Note 10. PENSION AND EMPLOYMENT LIABILITIES*

The Company does not have any liabilities as at December 31, 2003, for pension, post-employment benefits or post-retirement benefits. The Company does not have a pension plan.

# FUJIAN YUXIN ELECTRONIC EQUIPMENT CO., LTD.
### Notes to Financial Statements
### December 31, 2003
### (Expressed in US Dollars)

## Note 11. GEOGRAPHIC INFORMATION

(a) Revenue from external customers

| | | December 31, | | |
|---|---|---|---|---|
| Countries | 2003 | % | 2002 | % |
| Australia | $ 20,830 | 0.24% $ | - | - |
| Canada | 97,346 | 1.12% | - | - |
| China | 359,086 | 4.11% | 1,072,755 | 21.11% |
| Indonesia | 1,651,411 | 18.92% | 859,870 | 16.92% |
| Israel | 2,003 | 0.02% | - | - |
| Lebanon | 3,629,530 | 41.58% | 940,546 | 18.50% |
| Malaysia | 23,034 | 0.26% | - | - |
| Nigeria | 310,761 | 3.56% | - | - |
| Singapore | 1,213,413 | 13.90% | 399,019 | 7.85% |
| Taiwan | 401 | 0.00% | - | - |
| Thailand | 151,216 | 1.73% | - | - |
| United States | 1,270,284 | 14.56% | 1,810,500 | 35.62% |
| Total | $ 8,729,315 | 100.00% $ | 5,082,690 | 100.00% |

(b) Assets

All of the assets of the Company as at December 31, 2003 and 2002 are located in China.

**(Expressed in US Dollars)**

## *Note 12. LOSS ON DISCONTINUED OPERATIONS*

These costs are as a result of discontinued production of television sets and related products, and the costs are made up as follows:

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| Bad debts, due to uncollectibility of old accounts | $ 89,241 | 340,270 |
| Fixed assets written off | 42,295 | - |
| Total | $ 131,536 | $ 340,270 |

## *Note 13. PATENTS*

In 2003, Mr. Hendrik Tjandra transferred his patents of atmospheric water generation ("AWG"). These patents were registered in the United States under the numbers 5,106,512, 5,149,466, 5,203,989 and 5,366,705 and registered in the People's Republic of China under the number P200304823.

Based on the appraisal report dated May 20, 2003 by Fujian Huayi Assets Appraisal Co., Ltd., these patents are valued at $2,067,931 (RMB 17,090,000 Yuan). This amount was recorded by the Company for the patents as intangible assets; $1,034,755 was credited to the registered capital and $1,033,176 was recorded as additional paid in capital.

**(Expressed in US Dollars)**

## *Note 14. SHARE CAPITAL*

As at December 31, 2003 and 2002, the Company's registered capital is $3,600,000. Mr. Hendrik Tjandra owns 100% of the shares as at December 31, 2003 (December 31, 2002 – 60%).

| | Authorized Capital | Paid in Capital |
|---|---|---|
| Balance, December 31, 2001 and 2002 | $ 3,600,000 | $ 2,549,684 |
| July 30, 2003, intangible assets transferred to company by shareholder | | 1,034,755 |
| | 3,600,000 | 3,584,439 |
| Foreign currency adjustment | | 15,561 |
| | 3,600,000 | 3,600,000 |
| July 30, 2003, additional paid in capital related to intangible assets transferred to company by shareholder | | 1,033,176 |
| Balance, December 31, 2003 | $ 3,600,000 | $ 4,633,176 |

(Expressed in US Dollars)

## *Note 15. TAXES*

The Company is subject to taxes applicable in China consisting of value added taxes on domestic sales and income taxes on profits.

| | Balance at December 31, | |
|---|---|---|
| | **2003** | **2002** |
| | Refundable (Payable) | |
| Taxes refundable - value added taxes | $ 414,336 | $ 470,200 |
| Value added taxes ("VAT") are based on 17% of domestic sales. Export sales are not subject to VAT. The Company obtains input tax credits ("ITC") for VAT paid on purchases. The VAT refundable represents ITC in excess of VAT on demestic sales. | | |
| Income taxes payable | (53,092) | (53,092) |
| Income taxes payable represent reassessment of income taxes in 2003 payable for 2002. This tax liability was subsequently paid in January 2004 | | |
| Net taxes refundable | $ 361,244 | $ 417,108 |

## *Note 16. SALES DISTRIBUTORS*

The Company has entered agreements with a number of entities that will act as sales distributors for the Company. These parties are either independent third parties or related parties. Terms and conditions with those sales distributors may vary, but they essentially require the sales distributor to commit to buy finished projects from the Company, to sell these products to customers and to provide technical support to customers as ongoing follow-up of sales.

# FUJIAN YUXIN ELECTRONIC EQUIPMENT CO., LTD.
**Notes to Financial Statements**
**December 31, 2003**
**(Expressed in US Dollars)**

## *Note 17. SUBSEQUENT EVENTS*

(a) Dividends paid

In 2004 the Company paid dividends of $3,392,547 (RMB28,037,027) to its shareholders as a distribution of profits. This amount will be charged as a reduction to retained earnings of the Company in the fiscal year ending December 31, 2004.

(b) Changes in shareholders of company

The Company principal shareholder has subsequently entered into an agreement to facilitate the raising of funds and expansion of the existing operations of the company. Its is proposed that existing management.

**EXHIBIT 99(ii)**

**Pro forma financial statements consolidating the Company with Yuxin for the
eleven month period ended November 30, 2004.**

**Contents:**

# MOEN AND COMPANY
## CHARTERED ACCOUNTANTS

**Member:**
Canadian Institute of Chartered Accountants
Institute of Chartered Accountants of British Columbia
Institute of Management Accountants (USA) (From 1965)

**Registered with:**
Public Company Accounting Oversight Board (USA) (PCAOB)
Canadian Public Accountability Board (CPAB)
Canada - British Columbia Public Practice Licence

**Securities Commission Building**
**PO Box 10129, Pacific Centre**
**Suite 1400 – 701 West Georgia Street**
**Vancouver, British Columbia**
**Canada V7Y 1C6**

**Telephone: (604) 662-8899**
**Fax: (604) 662-8809**
**Email: moenca@telus.net**

### Report of Independent Registered Public Accounting Firm

Board of Directors of
Starsoft, Inc.

We have reviewed the pro forma adjustments reflecting the transactions described in Note 1 and the application of those adjustments to the historical amounts in the accompanying pro forma consolidated balance sheet of Starsoft, Inc. as of November 30, 2004. Such pro forma adjustments are based on management's assumptions as described in Note 2. Starsoft, Inc.'s management is responsible for the pro forma financial information.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assumptions, the pro forma adjustments and the application of those adjustments to historical financial information. Accordingly, we do not express such an opinion.

The objective of this pro forma financial information is to show what the significant effects on the historical financial information might have been had the transactions occurred at an earlier date. However, the pro forma consolidated balance sheet is not necessarily indicative of the related effects on the financial position that would have been attained had the above-mentioned transactions actually occurred earlier.

Based on our review, nothing came to our attention that cause us to believe that management's assumptions do not provide a reasonable basis for presenting the significant effect directly attributable to the above-mentioned transactions described in Note 1, that the related pro forma adjustments do not give appropriate effect to those assumptions, or that the pro forma column does not reflect the proper application of those adjustments to the historical financial information in the pro forma consolidated balance sheet as of November 30, 2004.

Moen and Company

**"Moen and Company"**

("Signed")

Vancouver, B.C., Canada
February 18, 2005

# STARSOFT, INC.
## Pro Forma Consolidated Balance Sheet
### (Expressed in US Dollars)

| | | Starsoft, Inc. September 30, 2004 (Unaudited) | | Fujian Yuxin Electronic Equipment Co., Ltd. November 30, 2004 (Unaudited) | | | Pro Forma Adjustments | | Pro Forma Consolidated |
|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | |
| **Current Assets** | | | | | | | | | |
| Cash and cash equivalents | $ | 1,099 | $ | 945,151 | $ | (f) | 2,700,000 | $ | 3,646,250 |
| | | | | | | (b) | 300,000 | | |
| | | | | | | (b) | (300,000) | | |
| Accounts receivable | | | | 1,009,073 | | | | | 1,009,073 |
| Inventories | | | | 924,588 | | | | | 924,588 |
| Taxes refundable | | | | 261,018 | | | | | 261,018 |
| Prepaid expenses and deposits | | | | 117,409 | | | | | 117,409 |
| **Total Current Assets** | | 1,099 | | 3,257,239 | | | 2,700,000 | | 5,958,338 |
| **Acquisition of subsidiary** | | | | | | (a) | 3,500,000 | | |
| | | | | | | (h) | (3,500,000) | | |
| **Capital assets** | | | | 4,820,642 | | | | | 4,820,642 |
| **Intangible assets** | | | | 3,081,154 | | | | | 3,081,154 |
| **Total assets** | $ | 1,099 | $ | 11,159,035 | $ | | 2,700,000 | $ | 13,860,134 |
| **Liabilities and Stockholders' Equity** | | | | | | | | | |
| **Current Liabilities** | | | | | | | | | |
| Accounts payable and accrued liabilities | $ | | $ | 668,911 | $ | (b) | 300,000 | $ | 968,911 |
| Short term loans | | | | 3,514,934 | | | | | 3,514,934 |
| Wages and benefits payable | | | | 29,898 | | | | | 29,898 |
| Loan from related parties | | 5,350 | | | | | | | 5,350 |
| | | | | | | (b) | (300,000) | | |
| Agreement payable on acquisition of subsidiary | | | | | | (a) | 3,500,000 | | 3,200,000 |
| **Total Current Liabilities** | | 5,350 | | 4,213,743 | | | 3,500,000 | | 7,719,093 |
| **Stockholders' Equity** | | | | | | | | | |
| | | | | | | (f) | 2,000 | | |
| Capital stock | | 2,120 | | 3,600,000 | | (h) | (154,708) | | 3,449,412 |
| | | | | | | (f) | 2,698,000 | | |
| Additional paid in capital | | 68,880 | | 1,033,175 | | (h) | (1,033,175) | | 2,766,880 |
| | | 71,000 | | 4,633,175 | | | 1,512,117 | | 6,216,292 |
| Retained earnings (Deficit) | | (75,251) | | 2,312,117 | | (h) | (2,312,117) | | (75,251) |
| **Total stockholders' equity** | | (4,251) | | 6,945,292 | | | (800,000) | | 6,141,041 |
| **Total liabilities and stockholders' equity** | $ | 1,099 | $ | 11,159,035 | $ | | 2,700,000 | $ | 13,860,134 |

**STARSOFT, INC.**

**Pro Forma Consolidated Statement of Income**

**For Eleven Month Period Ended November 30, 2004**

**(Expressed in US Dollars)**

| | Starsoft, Inc. | Fujian Yuxin Electronic Equipment Co., Ltd. | Pro Forma Adjustments | Pro Forma Consolidated |
|---|---|---|---|---|
| | (Unaudited) | (Unaudited) | | |
| **Revenue** | $ | $ 9,041,273 $ | $ | 9,041,273 |
| **Cost of goods sold** | | 6,108,680 | | 6,108,680 |
| **Gross profit** | | 2,932,593 | - | 2,932,593 |
| **Gross profit percentage** | | 32.44% | | 32.44% |
| | | | | |
| **Selling expenses** | | 185,448 | | 185,448 |
| **General and administrative expenses** | 2,991 | 920,597 | | 923,588 |
| **Financing expenses** | | 179,806 | | 179,806 |
| **Total expenses** | 2,991 | 1,285,851 | - | 1,288,842 |
| **Profit (Loss) before income taxes** | (2,991) | 1,646,742 | | 1,643,751 |
| **Income taxes** | | 279,703 | | 279,703 |
| **Net profit (loss) for the period** | $ (2,991) $ | 1,367,039 $ | - $ | 1,364,048 |
| | | | | |
| **Basic and Diluted** | | | | |
| **Earnings per share** | $ 0.00 | | | |

# STARSOFT, INC.

## Pro Forma Consolidated Statement of Income

**For Twelve Month Period Ended December 31, 2003**

**(Expressed in US Dollars)**

| | Starsoft, Inc. | Fujian Yuxin Electronic Equipment Co., Ltd. | Pro Forma Adjustments | Pro Forma Consolidated |
|---|---|---|---|---|
| | (Audited) | (Audited) | | |
| **Revenue** | $ | $ 8,729,315 | $ | $ 8,729,315 |
| **Cost of goods sold** | | 5,842,108 | | 5,842,108 |
| **Gross profit** | | 2,887,207 | | 2,887,207 |
| **Gross profit percentage** | | 33.07% | | 33.07% |
| | | | | |
| **Selling expenses** | | 165,629 | | 165,629 |
| **General and administrative expenses** | 252 | 249,369 | | 249,621 |
| **Financing expenses** | | 163,131 | | 163,131 |
| **Loss on discontinued operations** | | 131,536 | | 131,536 |
| **Gain on extinguishment of debt** | | (168,422) | | (168,422) |
| **Total expenses** | 252 | 541,243 | - | 541,495 |
| **Profit (Loss) before income taxes** | (252) | 2,345,964 | | 2,345,712 |
| **Income taxes** | | 360,546 | | 360,546 |
| **Net profit (loss) for the period** | $ (252) | $ 1,985,418 | $ - | $ 1,985,166 |
| | | | | |
| **Basic and Diluted** | | | | |
| **Earnings per share** | $ 0.00 | | | |

**Note 1. PROPOSED TRANSACTIONS:**

Agreement dated December 16, 2004, whereby Starsoft, Inc. ("Starsoft") entered into a stock purchase agreement to purchase 100% of the issued shares of Eastway Global Investment Limited ("Eastway") and Eastway's wholly owned subsidiary Fujian Yuxin Electronic Equipment Co., Ltd. from Mr. Hendrik Tjandra, the sole shareholder of Eastway. The consideration is $3,500,000 (including a down payment of $300,000) over staggered dates to be satisfied in full by August 31, 2005, and 12,720,000 common stock of Starsoft with an earn-out bonus to be paid in additional shares of Starsoft common stock, in equal parts, to Hendrik Tjandra and David Tjahjadi within thirty days of Starsoft first publication of audited gross revenue in excess of $15,000,000.

**Note 2. PROPOSED ASSUMPTIONS:**

(a)   Completion of the acquisition in note 1 above

(b)   The raising of funds that total $300,000 and the payment of $300,000 as a down payment on the purchase price.

(c)   Cancellation of 12,720,000 common stock previously issued to Marvin Wosk, a former director of Starsoft.

(d)   After (a) and (c) above, issuance of 12,720,000 common stock as partial consideration for the agreement in note 1 above.

(e)   Agreement payable for $3,200,000 covering balance of cash payable on purchase agreement in note 1 above, due by August 31, 2005, recorded as a current liability in the attached pro forma consolidated balance sheet.

(f)   In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Starsoft does not accrue contingent obligations for the proposed transactions prior to the attainment of the objectives.

(g)   On January 31, 2005 the board of directors of Starsoft, Inc. authorized the issuance of 2,000,000 shares of restricted common stock to Pictet International Management Limited, in exchange for cash consideration of $1.50 a share for an aggregate of $3,000,000 pursuant to the terms of a subscription agreement subsequently dated February 2, 2005. The Company relied on exemptions provided by Section 4(2) and Regulation S of the Securities Act of 1993, as amended ("Securities Act"). The Company paid a ten percent (10%) sales commission to an unrelated party in connection with this transaction, for net proceeds of $2,700,000, $2,000 of which is par value and $2,698,000 is additional paid in capital.

(h)   Consolidating entry as disclosed.